EXHIBIT 4.2

EQUITY TRANSFER AGREEMENT ENTERED INTO BETWEEN

WANG JUN, HE NING

AND

YANZHOU COAL MINING ORDOS NENG HUA COMPANY LIMITED

IN RELATION TO

THE REORGANIZATION OF INNER MONGOLIA XINTAI COAL MINING COMPANY LIMITED

July 2011

This equity transfer agreement (the “Agreement”) was signed by the following parties at Dongsheng District of Ordos, the Inner Mongolia Autonomous Region on 11 July 2011:

Transferor A: Wang Jun; identity card no.: 152701196101100913

Transferor B: He Ning; identity card no.: 61272419780209005X

Transferee: Yanzhou Coal Mining Ordos Neng Hua Company Limited (“Ordos Neng Hua”)

Location: North of Weiqi Road, Kangbashi District, Erdos

Authorized representative: Wang Xin

Target Company: Inner Mongolia Xintai Coal Mining Company Limited (“Xintai Company”)

Location: Dongsheng District of Ordos, the Inner Mongolia

Authorized representative: Wang Jun

GIVEN THAT:

1.

Xintai Company, a company of limited liability incorporated by the Inner Mongolia Autonomous Region Commerce and Industry Bureau, owned and operated the Wenyu coal mine (“Wenyu Coal Mine”) of Inner Mongolia Xintai Coal Mining Company Limited. Wenyu Coal Mine has consolidated the original Wenyu coal mine of Xintai Company and the original Manlailiang coal mine of Ordos Qianqiu Mining Development Co., Limited. The Department of Land and Resources of the Inner Mongolia Autonomous Region issued document nei guo tu zi cai hua zi no. [2010]017 for the approval and review of the planned mining area of Wenyu Coal Mine after the consolidation. The design production capacity of Wenyu Coal Mine was 3 million tonnes per year with coal field area of 9.359km2. Currently, the 3-million-tonne consolidation and expansion project of Wenyu Coal Mine was in trial production (except for business license, other licenses such as safety production license and coal production license are still under process.

2.	Wang Jun and He Ning are the shareholders of Xintai Company, of which Wang Jun and He Ning hold 70% and 30% equity interests, respectively. Each of Wang Jun and He Ning legally and validly owns the equity interests of Xintai Company, which are free of pledges and third-party rights.

3.	Ordos Neng Hua, a company of limited liability incorporated by the Bureau of Industries and Commerce Administration, Ordos, the Inner Mongolia Autonomous Region, is a wholly-owned subsidiary of Yanzhou Coal Mining Company Limited.

4.	Wang Jun and He Ning is proposed to cooperate with Ordos Neng Hua to reorganize Xintai Company (the “Reorganization”) by transferring the 80% equity interests in Xintai Company held by them to Ordos Neng Hua.

5.	For the purpose of the Agreement, Transferors shall refer collectively to transferor A and transferor B unless otherwise specified herein and shall undertake the incidental responsibilities of their obligations and responsibilities to the Transferee under this Agreement. The direct credit of the Equity Transfer Price to the designated account of transferor A by the Transferee pursuant to the Agreement shall be deemed as the fulfillment of its payment obligations of the Equity Transfer Price to Transferors A and B.

In this regard, all parties have reached consensus to sign the reorganization agreement.

Article 1 Definitions

In this Agreement, unless the context requires otherwise, the following expressions have the following meaning:

“Target Company”	Inner Mongolia Xintai Coal Mining Company Limited

“Wenyu Coal Mine”	the new Wenyu coal mine of Inner Mongolia Xintai Coal Mining Company Limited by the consolidation of the original Wenyu coal mine of Inner Mongolia Xintai Coal Mining Company Limited and the original Manlailiang coal mine of Ordos Qianqiu Mining Development Co., Limited

“Transferors”	the shareholders of the Target Company, namely Wang Jun and He Ning

“Transferee”	Yanzhou Coal Mining Ordos Neng Hua Company Limited

“Target Interest”	the 50% and 30% equity interests in the Target Company held by transferors A and B respectively, as of the date of the execution of this Agreement, totaling 80% equity interests in the Target Company

“Equity Transfer”	the Transferors sell and Ordos Neng Hua acquires the Target Interest in accordance with the Agreement

“Effective Date”	the date on which the precedent conditions as stipulated under article 12.2 of this Agreement has been fully satisfied or exempted as agreed and confirmed by both parties

“Equity Transfer Price”	the equity transfer price in an aggregate amount of RMB2,801,556,420 payable by the Transferee to each of the Transferors as determined by the valuation of the Target Interest

“Valuation Report”	the valuation report issued by the appraisal institution with the relevant qualification appointed by the Transferee in relation to the market value of the Target Interest under the Equity Transfer as of the Valuation Date

“Valuation Date”	31 May 2011

“Target Interest Valuation”	the valuation of the Target Interest as of the Valuation Date determined by the appraisal institution with the relevant qualification appointed by the Transferee of the Target Interest

“Target Interest Transfer”	the application for amendments to the industry and commerce registration of the Target Interest under the name of the Transferee

Article 2 Target Company

Company name: Inner Mongolia Xintai Coal Mining Company Limited

Location: Dongsheng District of Ordos, the Inner Mongolia

Authorized representative: Wang Jun

Registered capital: RMB5 million

Business scope: technical upgrades to coal mines, only for technical upgrade and no production and operation are permitted (except for branches) (no production and operation are permitted unless approved by laws, administrative regulations or requirements as stipulated by the State Council)

Shareholding structure: 70% and 30% equity interests are held by Wang Jun and He Ning, respectively

(See appendix I set out herein for the breakdown of the fixed assets of the Target Company.)

Article 3 Specific Cooperation Arrangement

3.1	For the purpose of this Reorganization, the Transferors agreed to transfer the Target Interest to the Transferee and the Transferee agreed to accept the transfer.

3.2	All parties agreed the Equity Transfer Price to be RMB2,801,556,420 (including net payable to the Transferors after tax of RMB2,520,000,000 and the income tax and stamp duty deductible on behalf of the Transferors of RMB281,556,420. All tax expenses arising from the Equity Transfer shall be incurred by the Transferee and shall not be borne by the Transferors). The Transferee of the Target Interest shall be assessed by appraisal institutions with legal qualifications, and the appraisal results shall be submitted to the relevant state-owned assets administrative authority or competent authorities for approval/filing.

3.3	The Transferors and the Transferee agreed to transact the relevant matters of the Equity Transfer in accordance with the following conditions:

(1)	Payment of the first installment of the transfer price. Upon the Agreement became effective pursuant to article 12.2, the Transferee credited RMB2,470,000,000 to the designated account of transferor A as the first installment of the Equity Transfer Price on 17 July 2011.

(2)	Take-over by the Transferee. On 20 July 2011 (the “Completion Date”), the Transferee took over the Target Company and Wenyu Coal Mine, and the Transferors shall cooperate accordingly. The specific take-over procedure was effected in accordance with article 6.1 of the Agreement.

(3)	Target Interest Transfer. The Transferors shall be responsible for the commerce registration of the Target Interest by the Bureau of Industries and Commerce Administration, the Inner Mongolia Autonomous Region under the name of the Transferee within 15 days after the payment of the above first installment of the transfer price by the Transferee. The registration period shall be extended for reasons other than delays caused by the Transferors.

(4)	Settlement of debts and liabilities. Within 10 days after the payment of the above first installment of the transfer price, the Transferors shall fully settle the debts and liabilities of the Target Company, and pay the consideration for the remaining mining right of Wenyu Coal Mine in full and to provide the Transferee with the relevant legal payment evidence.

(5)	Application for the relevant licenses. After payment of the above first installment of the transfer price by the Transferee, Hu Liangen is delegated by the Transferors to be in charge of the resettlement of the villages within the coal field (upper Manlailiang village) (excluding residences on the sides of the road) of Wenyu Coal Mine, the examination of the 3 million tonnes per year expansion project, which has obtained the approvals and valid licenses of all competent authorities, and renewal of coal mine permits for daily operation of Wenyu Coal Mine (mining license, safety production license and coal production license). All procedures shall be completed by the Transferors as soon as possible and no later than 31 December 2011. All expenses shall be borne by the Transferors. The Transferee and the Target Company taken over by it shall assume no liability. The examination period shall be extended for reasons including the change in authorized representative or new policies promulgated by the State and otherwise not caused by the Transferors which affect the examination of the consolidation and expansion project of Wenyu Coal Mine. The Target Company taken over by the Transferee shall be liable for additional items, machinery and equipment required under the new policies promulgated by the State during the examination period of the consolidation and expansion project of Wenyu Coal Mine and the examination period shall be extended for any resulting delays in examination.

(6)	Payment of the second installment of the transfer price. Within five days after the completion of all works set out in item (5) above, the Transferee shall credit the remaining transfer price of RMB50,000,000 to the designated account of transferor A.

Article 4 Representations and Warranties of the Transferors

4.1	In relation to the legitimate capacity, the Transferors represent and warrant the followings to the Transferee that as of the Effective Date of the Agreement:

(1)	they shall be the natural persons entitling to all rights and to do all acts;

(2)	they are entitled to enter into the Agreement and perform their obligations thereunder;

(3)	they have conferred the right of signing the Agreement to their authorized representatives;

(4)	their execution of the Agreement and the performance of the obligations thereunder:

(i)	have complied with the necessary approval procedure (if required);

(ii)	do not violate any provisions under the business license, incorporation agreement, articles of association or similar constitutional documents; and

(iii)	neither violate any other contracts and agreements as the principal (or to which there is a binding effect), nor breach any of such contracts or agreements.

(5)	there are no pending litigation, arbitration or other judicial or administrative proceedings that would affect their fulfillment of the obligations under the Agreement, and to their knowledge, none of the above actions is threatened to be taken.

4.2	In respect of the documents and materials provided for the reorganization, the Transferors guarantee that:

(1)	the documents, information and files provided to the Transferee by them and the Target Company are accurate, true, complete and not misleading.

(2)	the assets, debts and liabilities of the Target Company as of the execution date of the Agreement provided to the Transferee by them and the Target Company are accurate, comprehensive and complete. All liabilities and contingent liabilities of the Target Company have been disclosed to the Transferee and the its appointed intermediaries by them and the Target Company.

4.3	In respect of the Target Interest, the Transferors guarantee that:

(1)	they legally and validly own the equity interests of the Target Company, and completely and validly have the right of disposal of the Target Interest without the requirement of third-party consent as of the Effective Date of the Agreement. The Target Interest does not attach with pledges or any other form of guarantee and is free from any litigation, arbitrary procedures and any third-party claims.

(2)	upon the Effective Date of the Agreement, other than transfer of the Target Interest to the Transferee pursuant to the Agreement, the Transferors shall not dispose of the Target Interest in any other manner, including but not limited to the transfer, donation or pledge of the Target Interest or create any other third-party rights.

4.4	In respect of the Target Company, the Transferors guarantee that:

(1)	as of the Effective Date of the Agreement, the assets of the Target Company and the acquisition of which are legitimate and valid. All unpaid consideration or cost payables have been disclosed to the Transferee, and all necessary registration, filing and licenses have been applied in accordance with laws. The assets of the Target Company are not subject to any constraints of charge, pledge, freezing and seizure.

(2)	the Target Company is free of any debts, guarantees and other contingent liabilities 11 days after the settlement of the first installment of the transfer price.

(3)	the Target Company is not engaged in any existing or potential litigation, arbitration or administrative investigation procedures, nor are there any existing or potential breach of laws and regulations or any government authority or other third-party claims as of the Effective Date of the Agreement.

(4)	the Target Company does not owe any liability obligation to its employees in respect of any outstanding wages as of the Effective Date of the Agreement.

(5)	the Target Company has submitted accurate and complete tax return information to the competent tax authority in accordance with laws as of the Effective Date of the Agreement. There is no outstanding tax payable by the Target Company, nor are they any tax disputes or any doubts, investigations and fines against it by the competent tax authority.

(6)	the Target Company is not engaged in any violation or breaching of any environmental protection laws, nor is it subject to any investigations, fines or other proceedings of the environmental protection authorities as of the Effective Date of the Agreement.

4.5	The Transferors guarantee that they shall fully and adequately perform and fulfill the obligations incurred and warranties undertaken by each of them under the Agreement, issue or sign the relevant documents to be issued or signed by them and the Target Company to effect the Reorganization.

4.6	Every representation and warranty of the Transferors shall be construed as their individual representation and warranty, which are not subject to restriction or limitation of other representations and warranties or any provisions herein.

Article 5 Representations and Warranties of the Transferee

5.1	The Transferee represents and warrants the followings to the Transferors that as of the Effective Date of the Agreement:

(1)	it shall be the separate legal person for valid subsistence;

(2)	it is entitled to enter into the Agreement and perform the obligations thereunder;

(3)	it has conferred the right of signing the Agreement to its authorized representatives;

(4)	its execution of the Agreement and the performance of the obligations thereunder:

(i)	have complied with the necessary approval procedure (if required);

(ii)	do not violate any provisions under the business license, incorporation agreement, articles of association or similar constitutional documents; and

(iii)	neither violate any other contracts and agreements as the principal (or to which there is a binding effect), nor breach any of such contracts or agreements.

(5)	there are no pending litigation, arbitration or other judicial or administrative proceedings that would affect its fulfillment of the obligations under the Agreement, and to its knowledge, none of the above actions is threatened to be taken.

5.2	The Transferee undertakes to make timely payment of the Equity Transfer Price in full to the Transferors pursuant to article 3.3 and other relevant provisions of the Agreement.

5.3	The Transferee guarantees that it shall fully and adequately perform and fulfill the obligations incurred and warranties undertaken by it under the Agreement, issue or sign the relevant documents to be issued or signed by it to effect the Reorganization.

5.4	Every representation and warranty of the Transferee shall be construed as its individual representation and warranty, which are not subject to restriction or limitation of other representations and warranties or any provisions herein.

Article 6 Specific Clauses

6.1	All parties agreed to transfer the Target Company and Wenyu Coal Mine in accordance with the following arrangements:

(1)	handover of financial reports, files, company seal and chop. The Transferors and the Target Company shall handover the financial reports up to the latest month, detailed accounts of fixed assets, company seal and chop as well as register of property and equipment of the Target Company and Wenyu Coal Mine to the Transferee on site on the Completion Date. All files and documents shall also be transferred to the Transferee, including but not limited to business contracts, mine construction information (including all reports and approvals from government authorities), land requisition agreements, land use contracts and purchasing contracts.

(2)	Handover of licenses and certificates. The Transferors and the Target Company shall handover all licenses and certificates of the Target Company and Wenyu Coal Mine to the Transferee on the Completion Date, including but not limited to business license, enterprise code certificate, tax registration certificate and land use certificate.

(3)	handover of financial, security, sales and management duties. The Transferors and the Target Company shall handover the management, financial, security and sales duties, materials and office supplies of the Target Company and Wenyu Coal Mine to the Transferee on the Completion Date at the request of the Transferee.

(4)	handover of tangible assets. The Transferors and the Target Company shall scrutinize and handover each of the fixed asset items specified in appendix I of the Agreement to the Transferee on the Completion Date.

6.2	All parties agreed to comply with the proposed handover plan in relation to the aforementioned handover based on the above principles and arrangements. The list of items is to be drafted by the Transferors and the Target Company. All items shall be dealt with separately and signed by all parties for acknowledgement.

6.3	All accounting documents such as financial statements, accounting evidence, books of account of the Target Company and Wenyu Coal Mine shall be maintained by the Transferors.

6.4	All parties agreed that with effect from the Completion Date, all revenue generated by the Target Company and Wenyu Coal Mine shall be attributable to the Target Company that was taken over by the Transferee, and the Transferee and transferor A will be entitled to the equity interests and profit sharing based on the proportion of 80% and 20% respectively. Save as the above, both parties shall not be eligible for fund utilization, profit sharing or asset disposal of the Target Company that was taken over by the Transferee.

6.5	All parties agreed that the contracts/agreements set out in appendix II herein shall continue to have binding effect on the Target Company that was taken over by the Transferee. After the handover, new requirements proposed by local villagers shall be resolved by the Target Company that was taken over by the Transferee in accordance with laws. The Target Company that was taken over by the Transferee and the contractors shall be liable for all machinery and equipment of non-underground and underground contractors in accordance with the original contractor agreement.

6.6	All parties agreed that after the take-over of the Target Company and Wenyu Coal Mine by the Transferee, the existing employees of the Target Company shall be retained or dismissed in accordance with laws on a voluntary basis. Employees who continue their employment with the Target Company shall be administrated by the Labour Law and the relevant system of the Target Company.

6.7	All parties agreed that transferor A shall pledge its remaining 20% equity interests in the Target Company to the Transferee by the time the Target Interest was transferred to the Transferee to ensure the smooth progress of the Reorganization. The pledge shall be discharged after the fulfillment of items 3.3 (2)-(5) of the Agreement by both parties.

6.8	All parties agreed that the Target Company that was taken over by the Transferee shall return the deposits of resources, environmental protection, and compensation fund paid to the relevant competent government authorities pertaining to Wenyu Coal Mine to the Transferors upon the provision of valid evidence of the official receipts by the Transferors.

6.9	All parties agreed that the Target Company that was taken over by the Transferee shall return the maintenance and inspection fees charged by Yi Banner Coal Bureau for the sales of coal by the Target Company prior to the take-over by the Transferee and Wenyu Coal Mine to the Transferors upon the rebate of such fees to the Target Company that was taken over by the Transferee by the relevant authorities.

Article 7 Taxes

7.1	To clarify the tax return of the Target Company before the Reorganization, all parties agreed that after the settlement of the first installment of the transfer price by the Transferee, the Transferors shall coordinate with the national and local competent tax authorities for the tax return of the Target Company, which is to be completed within two months after the execution of the Agreement, and provide a tax clearance document for tax return of the national and local competent tax authorities to the Transferee. Where no tax return is required by the competent tax authorities, the Transferors shall provide the Transferee with the tax clearance document issued by the competent tax authorities.

7.2	All parties agreed that in accordance with the relevant tax payment under the laws, of the tax expenses in sum of RMB2,801,556,420 to be payable by the Transferors in relation to the Equity Transfer, RMB281,556,420 shall be deducted and paid by the Transferee on behalf of the Transferors in accordance with laws. All tax expenses arising from the Equity Transfer shall be incurred by the Transferee and shall not be borne by the Transferors, but the Transferors shall actively cooperate with the Transferors to give full effect to the procedure of tax returns and payment.

Article 8 Confidentiality

Each party shall have confidentiality obligations for information, documents provided by other parties and any negotiation content. Save as required to be provided and disclosed pursuant to any applicable PRC laws, rules and regulations and normative documents or under the listing regulatory requirements or relevant mandatory requirements of the government, without the written consent of the other parties in advance, any parties shall not disclose any content of the Agreement, any reorganization or arrangement discussed by each of the parties, any information, document and content related to the reorganization in any manner, otherwise, it shall constitute a default and the defaulting party shall be liable for any loss incurred therefrom by other parties to the Agreement.

Article 9 Liability for Breach of Contract

9.1	Save as otherwise specified in the Agreement, where the obligations under the Agreement are not performed by a party (the “Defaulting Party”), the other parties (the “Aggrieved Party”) are entitled to require the Defaulting Party to perform its obligations as soon as possible. The Aggrieved Party is entitled to terminate the Agreement for non-performance of obligations within reasonable time, and to require the Defaulting Party to compensate the Aggrieved Party for any loss arising therefrom ten working days after the occurrence of the default.

9.2	Each party shall undertake that in the event that other parties incurred loss owing to any inaccurate or misleading representations or warranties made by another party herein, such party shall compensate the loss incurred by the aggrieved parties. In particular, where the Target Company that was taken over by Transferee is subject to claims, fines or other claims of right that subsist before the handover, the Transferors shall compensate all loss suffered by the Transferee and the Target Company, including but not limited to compensation, fines, costs and reimbursable costs.

9.3	In the case that the Transferors have not completed the Target Interest Transfer or settle all debts and liabilities in accordance with article 3.3 (3) and article 3.3 (4) set forth herein, a default payment equivalent to 0.0001% of the Equity Transfer Price per day shall be payable to the Transferee.

9.4	Where the condition set out in article 3.3 (6) herein has not been completed by the Transferors by 31 December 2011, a default payment equivalent to 0.0001% of the Equity Transfer Price per day shall be payable to the Transferee.

9.5	The Transferors agreed that the default payment to be incurred by them under the Agreement can be deducted from the second installment of the transfer price by the Transferee.

9.6	In the case that the Transferee fails to settle the Equity Transfer Price pursuant to article 3.3 set forth herein, a default payment equivalent to 0.0001% of the Equity Transfer Price per day shall be payable to the Transferors.

Article 10 Resolutions of Disputes

10.1	In respect of any dispute, controversy or claim arising from the entering, validity, interpretation and undertaking of or related to the Agreement (the “Dispute”), all parties shall settle the Disputes through friendly negotiation.

10.2	Where a Dispute has not been settled through friendly negotiation 30 days after the written proposal for negotiation made by a party, any parties shall refer the Dispute to the China International Economic and Trade Arbitration Commission for arbitration in Beijing pursuant to the arbitration rules of the commission. The ruling of the arbitration shall be final and binding on all parties. The arbitration fee shall be borne by the losing party unless otherwise determined by the arbitrary court.

10.3	During the course of the arbitration, all parties shall continue the exercise or performance of other rights and obligations under the Agreement, save as those related to the Dispute.

Article 11 Force majeure

The non-compliance of the Agreement, partially or wholly, by any parties owing to events of force majeure shall not be deemed as default, but shall promptly notify the other party and adopt all reasonable and practicable remedial measures to minimize the loss caused by force majeure and shall provide authoritative evidence of the force majeure five working days after the disappearance of the force majeure.

Article 12 Validity and termination of the agreement

12.1	The Agreement shall be established on the date on which it was signed by all parties and the Target Company.

12.2	The Agreement shall be with effect from the date on which it was signed by the authorized representatives or the proxies of both parties and the Target Company.

Article 13 Miscellaneous

13.1	Any written amendment to the Agreement shall be subject to the approval by both parties thereunder, and other articles not subject to amendment shall remain in force.

13.2	Anything that has not been included in this Agreement can be covered by both parties by way of a supplementary agreement, which shall have the same legal effect with the Agreement.

13.3	The Agreement has seven copies, one copy of which is held by each of the Transferors, three are held by the Transferee, one is held by the administration for industry and commerce and one is maintained by the Target Company.

(see below signature page)

(No text is set out on this page, being the signature page for the equity transfer agreement entered into by Wang Jun, He Ning and Yanzhou Coal Mining Ordos Neng Hua Company Limited in relation to the reorganization of Inner Mongolia Xintai Coal Mining Company Limited)

Transferor A:	(signature)	Transferee: Yanzhou Coal Mining Ordos Neng Hua Company Limited
(company chop)

Transferor B:		Authorized representatives or proxies:
	(signature)	(signature)

Target Company:	Inner Mongolia Xintai Coal Mining Company Limited
(company chop)

Authorized representatives or proxies:
(signature)